Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 19, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1.      KEY INFORMATION

Name of person dealing (Note 1)	IRISH PENSIONS TRUST LIMITED
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate(Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	15 DECEMBER 2006

2.      INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)      Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	508,705	0.08%
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)      Rights to subscribe (Note 3)

Class of relevant security:	Details

3.      DEALINGS (Note 4)

(a)      Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Transfer	16,835 39,171 10,989	£ 11.56 £ 11.56 NIL VALUE – TO EMPLOYEE PARTICIPANTS OF GALLAHER (DUBLIN) LIMITED EMPLOYEES SHARE OWNERSHIP PLAN

(b)      Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)      Options transactions in respect of existing securities

(i)      Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)      Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)      Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)(Note 5)

4.      OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	~~YES~~/NO

Date of disclosure	18 DECEMBER 2006
Contact name	ROBIN MILLER
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	EMPLOYEE BENEFIT TRUST*

*All transactions were conducted in the ordinary course of operation of the Gallaher (Dublin) Limited Employees Share Ownership Plan.

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: December 19, 2006	Title:	Deputy Company Secretary